[SHEFSKY & FROELICH LTD. LETTERHEAD]

MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
029306-01

April 9, 2009

VIA FEDERAL EXPRESS

Ms. Stacie Gorman

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Inland Diversified Real Estate Trust, Inc.
Registration No. 333-153356

Dear Ms. Gorman:

On behalf of our client, Inland Diversified Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 2 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission via EDGAR on April 9, 2009.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Robert H. Baum, Executive Vice President and General Counsel of The Inland Real Estate Group, Inc., dated January 9, 2009.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

Management, page 88

Inland Affiliated Companies, page 88

1.          We note your response to comment 20 of our letter dated October 2, 2008. In your response, you did not include support for the third bullet point: “In July 2007, National Real Estate Investor ranked the Inland Real Estate Group of Companies twenty-first in a survey of the top twenty-five owners of office space as of December 31, 2006.” Please provide support for this statement. Clearly mark the specific language in the supporting materials that supports this statement. Additionally, to the extent more recent information is available, please update the disclosure in this section.

RESPONSE:

We have supplementally enclosed herewith a copy of the referenced supporting material.

2.          We note your response to comment 21 of our previous letter. However, we note that you have not revised all descriptions in accordance with Item 401 of Regulation S-K. For example, we note that you did not provide the date Mr. Cosenza became chairman of Inland Bank and Trust and when he became a director of Inland Bancorp, Inc.  For Mr. Figura, you did not provide the date he started with Wolf Financial Management, LLC, Wolf Capital, LLC, and PKF Chicago, LLC. Please review your disclosure and ensure that you provide the date each individual’s employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well.  Please make similar changes to your disclosure regarding the officers and directors of your business manager, real estate managers, and Inland Securities Corporation.

RESPONSE:

The Company has further updated the biographies contained in the section of the prospectus captioned “Management” to provide all of the information required by Item 401 of Regulation S-K.  The enclosed marked copy of the Amendment reflects these changes.

3.          Please update the disclosure regarding the age of the officers and directors.

RESPONSE:

The Company has updated the disclosures in the section of the prospectus captioned “Management” to provide the ages of the directors and officers as of January 1, 2009.  The enclosed marked copy of the Amendment reflects these changes.

Prior Performance Tables, page A-l

4.          We note your response to comment 34. In your response, you state that you did not provide information for IRRETI beyond December 2005 because the registrant did not prepare annual financial statements for December 2006. However, we note that the registrant prepared financial statements through September 2006. Please update your disclosure in the tables to provide disclosure through this date or tell us why you do not believe you are required to provide this information. Please explain why disclosure relating to IRRETI is not presented in Tables IV and V.

RESPONSE:

The Company has revised Tables IV, V and VI to include information for Inland Retail Real Estate Trust, Inc., or “IRRETI,” for the nine month period ended September 30, 2006 to the extent available.  More specifically, in Table IV, the Company has added a new column to present IRRETI as a “completed program,” and has disclosed information regarding the closing of the program, the total distributions paid and the tax and distribution data per $1,000 invested.    In Table V, “Sales or Disposals of Properties,” the Company has disclosed that IRRETI sold two undeveloped parcels of land, aggregating eight acres, during the nine months ended September 30, 2006.  However, because the sales were in respect of undeveloped land, rather than stabilized properties, information regarding these parcels did not fit within the parameters of the table and were instead included through the means of a footnote.  The Company has similarly revised Table VI, “Acquisitions of Properties by Programs,” by disclosing the properties acquired by IRRETI during the nine months ended September 30, 2006.  However, in this case, certain information regarding the acquisitions, which the Company does not believe is material, was not available to the Company or its sponsor as a result of IRRETI’s merger with Developers Diversified Realty Corporation.  Accordingly, the Company has only provided that information which is publicly available from IRRETI’s filings with the Commission or which is specifically maintained by the Company’s sponsor.

The Company also respectfully notes that all information with respect to IRRETI in the section of the prospectus captioned “Prior Performance of IREIC Affiliates” is presented through September 30, 2006.  The enclosed marked copy of the Amendment reflects these changes.

Financial Statements

5.          It appears that your financial statements went stale on December 13, 2008. Please revise your filing to update your financial statements.

RESPONSE:

The Company has included in its prospectus its audited balanced sheet as of December 31, 2008 and the related statement of operations, stockholder’s equity and cash flows for the period June 30, 2008 (inception) through December 31, 2008.  The enclosed marked copy of the Amendment reflects these changes.

Exhibit 5.1

6.          On page 3 of the legal opinion, in paragraph (e), we note that counsel has assumed that “the shares have not been . . . issued or transferred in violation of any restrictions on transfer or ownership contained in Article VIII of the Charter.” This assumes a fact that is material in determining whether the shares are legally issued. Please provide a revised opinion that does not include this assumption.

RESPONSE:

The Company has included, as Exhibit 5 to the Amendment, a form of opinion from Venable LLP, the Company’s legal counsel in the State of Maryland. This form of opinion does not include the assumption that the shares have not been issued or transferred in violation of any restrictions on transfer or ownership.

Exhibits 5.1 and 8.1

7.          Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects “form of the opinions.”

RESPONSE:

The Company hereby confirms that it will file final, executed copies of the opinions of its counsel prior to the effective date of its registration statement, and that it will revise the exhibit index included in the registration statement so that it no longer reflects the “forms of” the opinions.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

MJC/KAK/1108116_3

Enclosures

cc:	Michael McTiernan, Esq.
Robert H. Baum, Esq.
Roberta S. Matlin
Cathleen M. Hrtanek, Esq.
Kristin A. Klaczek, Esq.